

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

February 1, 2007

Alan Chesick, Esq.
General Counsel
Fortress Investment Group LLC
1345 Avenue of the Americas, 46th floor
New York, NY 10105

Re: Fortress Investment Group LLC
    Amendment No. 2 to Registration Statement on Form S-1
    Filed on January 19, 2007
    File No. 333-138514

Dear Mr. Chesick:

We have reviewed your filing and have the following comments.

General

1.   In response to comment 2 in our letter dated January 12, 2007, you indicate that you have elected to rely on Rule 3a-1 under the Investment Company Act of 1940. Based on our discussions, in your risk factor disclosure with regard to your status under the Investment Company Act of 1940, please revise to also include a reference to Section 3(b)(1) of the Act.

2.   We note your response to comment 43 in our letter dated December 8, 2006. Please tell us why you do not believe a tax opinion is required under Item 601 of Regulation S-K since whether or not you are taxed as a partnership appears to be a material consequence to investors.

3.   We note your response to comment 3 in our letter dated January 12, 2007. Please disclose the factual information and examples set forth in the first three paragraphs of your response.

Summary, page 1

4.   Please clarify whether the principals will receive fees from the funds in addition to receiving distributions. If so, disclose whether they will receive management fees, incentive income and/or investment income. Disclose each principal's title with respect to the funds and what functions or services they will provide. We note from your Business disclosure that the principals "oversee" particular funds but it is not clear what this entails.

Distributions to the Principals Prior to this Offering, page 5

5.   Briefly explain carried interest.

Nomura Transaction, page 19

6.   We note your revised disclosures in response to comment 12 in our letter dated January 12, 2007. Please also revise your disclosure to state the dividend you intend to pay to Nomura prior to the IPO, including the per share amount of this dividend.

Unaudited Pro Forma Financial Information, page 77

7.   We note your response to comment 27 in our letter dated January 12, 2007. Please include your explanation as to why you are using the three-month average LIBOR in estimating your pro forma interest expense adjustment in note (f).

8.   We note your response to comment 28 in our letter dated January 12, 2007. However, it is unclear how you revised note (f) to clarify what the rates disclosed in the pro forma financial statements represent. Please revise your disclosure to clarify, or tell us where you have made such revisions.

Financial Statements

Fortress Operating Group (Limited Liability Companies) for the Fiscal Quarter Ended September 30, 2006

Combined Balance Sheets, page F-55

9.   Your September 30, 2006 pro forma balance sheet should only reflect the distribution accrual without giving effect to how you intend fund the distribution. Please revise.

        We are still considering your distributable earnings disclosures and your accounting for the profit sharing plan. We look forward to further discussing these issues later today.

You may contact Tracey Houser at (202) 551-3736 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Joseph A. Coco, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP
       Four Times Square
       New York, NY 10036-6522